[ING FUNDS]

February 19, 2009

VIA ELECTRONIC MAIL AND EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re: ING Variable Portfolios Inc.

(File Nos.333-05173; 811-07651

ING VP Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

ING Variable Funds

(File Nos.  002-51739; 811-2514)

ING VP Intermediate Bond Portfolio

(File Nos. 002-47232; 811-02361)

ING VP Money Market Portfolio

(File Nos. 002-53038; 811-02565)

Dear Mr. Foor:

This letter responds to comments provided to Kimberly Springer on or about February 11, 2009, with respect to Post-Effective Amendment Nos. 36, 75, 69, 63 and 46 (each, an “Amendment” and collectively, the “Amendments”) to the Registration Statements of ING VP Balanced Portfolio Inc., ING Variable Funds, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio and ING Variable Portfolios, Inc., (each a “Registrant” and collectively, “Registrants”), respectively. The purpose of each Amendment was to register a new share class, the Service 2 Class (“Class S2”) shares, for each Registrant, as well as an additional share class, the Adviser Class shares, for ING VP Money Market Portfolio. Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Service 2 Class shares Prospectuses and their related Statements of Additional Information (“SAIs”).  In addition, attached is the requested Tandy Letter (Attachment A).

Introduction to the Portfolios Section contained in the Prospectus

1.                                       Comment:              The Staff requested that the section entitled “Introduction to the Portfolios” either be deleted or moved to a different part of the Class S2 shares Prospectuses as this section should not precede the risk/return summaries.

Response:             The Staff has provided this comment previously and the Registrant believes that the “Introduction to the Portfolios” section is consistent with the format of other ING Fund prospectuses and provides investors with useful summary information without lessening the importance of the risk/return summary that follows. Therefore, we have left the section in its original respective position in the Class S2 shares Prospectuses.

Performance and Expense Information Dated December 31, 2007

2.                                     Comment:              The Staff noted that the performance and expense information contained in the Prospectuses and the SAIs reflects the fiscal year ended December 31, 2007.  The Staff requested this information be updated to reflect performance and expense information as of December 31, 2008.

Response:             The Registrant appreciates the Staff’s comment and would like to note that the audited financial statements for the fiscal year ended December 31, 2008 are not available at this time. The Registrant would like to note that these Prospectuses and SAIs will be updated with the December 31, 2008 information on or about May 1, 2009.

12b-1 Fee Information contained in the Prospectus and Statement of Additional Information

3.                                       Comment:              The Staff noted that there may be conflicting information regarding the rate of the 12b-1 fees to be paid by the Class S2 shares as contained in the Class S2 shares Prospectuses of the Portfolios and wished for clarification.  In addition, the Staff wished to note that some footnotes to the table in the section entitled “What You Pay to Invest” needed to be reviewed for accuracy of references.

Response:             The 12b-1 fee attributable to the Class S2 share class is 0.25%.  The shareholder service fee attributable to the Class S2 share class is 0.25%.  The total fee which appears in the section entitled “What You Pay to Invest” shows the combined fees of the 12b-1 fee and the shareholder service fee of 0.50%.  The Registrant will review the footnotes and correct any inaccurate references.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING Legal Services

Attachment

cc:          Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Philip H. Newman, Esq.

Goodwin Procter LLP

Attachment A

February 19, 2009

VIA EDGAR

Mr. Jeffery Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re: ING Variable Portfolios Inc.

(File Nos.333-05173; 811-07651

ING VP Balanced Portfolio, Inc.

(File Nos. 033-27247; 811-05773)

ING Variable Funds

(File Nos.  002-51739; 811-2514)

ING VP Intermediate Bond Portfolio

(File Nos. 002-47232; 811-02361)

ING VP Money Market Portfolio

(File Nos. 002-53038; 811-02565)

Dear Mr. Foor:

ING Variable Portfolios, Inc., ING VP Balanced Portfolio, Inc., ING Variable Funds, ING VP Intermediate Bond Portfolio and ING VP Money Market Portfolio (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2674.  Thank you.

Regards,

/s/ Kimberly K. Springer
Kimberly K. Springer
ING Vice President

Attachments
cc:	Philip H. Newman
Goodwin Procter LLP